OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         June 27, 2007                   FACSIMILE: 212.451.2222

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VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  Assistant Director John Reynolds

      RE:   SP ACQUISITION HOLDINGS, INC.
            REGISTRATION STATEMENT ON FORM S-1
            FILED MAY 8, 2007
            FILE NO. 333-142696

Dear Mr. Reynolds:

      On behalf of SP Acquisition Holdings, Inc. (the "COMPANY"), transmitted herewith is Amendment No. 1 to the above-referenced filing ("AMENDMENT NO. 1").
We acknowledge receipt of the comment letter of the Securities and Exchange
Commission dated June 13, 2007 (the "COMMISSION LETTER") with regard to the above-referenced filing. We have reviewed the Commission Letter with the Company and the following are its responses to the Commission Letter. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Commission Letter and the comments are reproduced in italicized form below.

      GENERAL

      1.    PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF
            REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR A CALL
            FROM THE NASD THAT THE NASD HAS FINISHED ITS REVIEW AND HAS NO
            ADDITIONAL CONCERNS REGARDING THE UNDERWRITING ARRANGEMENTS IN THIS
            OFFERING.

            The staff is advised that prior to effectiveness of the registration statement the Company will provide a copy of the letter, or a call, from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

      2.    WE NOTE THAT THE CONVERSION RIGHTS ARE AVAILABLE UP TO 29.99% OF
            THE COMMON STOCK IN THE IPO.  PROVIDE CLEAR DISCLOSURE REGARDING
            THE REASONS FOR THIS DEVIATION FROM THE STANDARD CONVERSION
            FEATURE OF SPAC OFFERINGS SO THAT INVESTORS CAN UNDERSTAND THE

June 27, 2007

            COMPANY'S POSITION WHEN MAKING AN INVESTMENT.  PROVIDE CLEAR
            DISCLOSURE THROUGHOUT THE PROSPECTUS THAT THIS IS DIFFERENT FROM
            THE TERMS OF A TRADITIONAL SPAC, AND ADD A RISK FACTOR THAT
            ADDRESSES THE IMPACT THE GREATER CONVERSION THRESHOLD COULD HAVE
            IF A BUSINESS TRANSACTION IS APPROVED.  PLEASE ADD AN ADDITIONAL
            RISK FACTOR AT THE BEGINNING OF THE RISK FACTORS SECTION
            DISCUSSING THE RISKS ASSOCIATED WITH THE LIKELIHOOD OF DECREASED
            TRUST ASSETS, INCLUDING THE PROBABILITY THAT A MERGER IS
            CONSUMMATED DESPITE SHAREHOLDER DISSENT IN EXCESS OF WHAT WOULD
            BE PERMISSIBLE FOR A STANDARD SPAC ENTITY; AND ADDITIONAL
            RELIANCE ON DEBT OR EQUITY TO FUND THE BUSINESS TRANSACTION AND
            OPERATIONS AFTER THE TRANSACTION.

            To address this comment, the Registration Statement now includes a
            Risk Factor on page 29 entitled "We will allow a higher percentage of shares to exercise conversion rights than the typical blank check company with a similar business plan as ours." Additionally, "The
            Offering--Conditions to consummating our initial business
            combination" on pages 16-19 of Amendment No. 1 as well as "Proposed
            Business--Effecting a Business Combination--Fair market value of target business or businesses and determination of offering amount"
            on pages 75-76 and "Proposed Business--Competition" on page 90 have been revised in accordance with the staff's comments.

      3.    WE NOTE THAT YOU CONTINUE TO HAVE THE 80% THRESHOLD FOR THE VALUE OF
            ANY BUSINESS INTEREST YOU ACQUIRE. PLEASE REVISE TO DISCUSS THE
            ADDITIONAL DIFFICULTIES YOU MAY HAVE MEETING THE 80% THRESHOLD IN
            LIGHT OF DECREASED TRUST ASSETS DUE TO GREATER AMOUNTS OF
            CONVERSIONS THAN IN STANDARD SPAC TRANSACTIONS.

            The Company has added the risk factor as described in response to question 2 as well as making the requested revisions under "The
            Offering--Conditions to consummating our initial business
            combination" on pages 16-19 and "Proposed Business--Effecting a business combination--Fair market value of target business or businesses and determination of offering amount" on pages 75-76 of
            Amendment No. 1.

      4.    WE NOTE THE DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT
            THAT YOU WOULD BE REQUIRED TO CONVERT TO CASH UP TO APPROXIMATELY
            29.99% OF THE COMMON STOCK SOLD IN THIS OFFERING.  PLEASE
            CONFIRM, IF TRUE, THAT IT IS THE COMPANY'S UNDERSTANDING AND
            INTENTION IN EVERY CASE TO STRUCTURE AND CONSUMMATE A BUSINESS
            COMBINATION IN WHICH 29.99% OF THE IPO SHAREHOLDERS WILL BE ABLE
            TO CONVERT AND THE BUSINESS COMBINATION STILL GO FORWARD.  YOUR
            DISCLOSURE APPEARS TO LEAVE OPEN THE POSSIBILITY THAT YOU MAY
            STRUCTURE A TRANSACTION IN WHICH LESS THAN 29.99% WOULD BE ABLE
            TO CONVERT.  PLEASE REVISE YOUR REGISTRATION STATEMENT AS
            APPROPRIATE.

            The Registration Statement has been revised under "The
            Offering--Conditions to consummating our initial business
            combination" on pages 16-19 of Amendment No. 1 as well as "Risk
            Factors--Under Delaware law, a court could invalidate the
            requirement that certain provisions of our amended and restated
            certificate of incorporation be amended only by unanimous consent of

June 27, 2007

            our stockholders; amendment of those provisions could reduce or eliminate the protections they afford to our stockholders" on pages
            32-33 and "Proposed Business--Certificate of Incorporation" on pages
            84-85 have also been revised to make clear that the Company in every case will structure its business combination so that no less than
            30% of the shares sold in the offering (minus one share) have the ability to be converted into cash in accordance with the staff's comment.

      5.    WE NOTE THAT YOUR INITIAL BUSINESS COMBINATION MUST BE WITH A
            BUSINESS WHERE THE AGGREGATE CONSIDERATION PAID BY YOU IS AT
            LEAST EQUAL TO AT LEAST 80% OF THE BALANCE IN THE TRUST ACCOUNT
            AT THE TIME OF ACQUISITION PLUS THE PROCEEDS OF THE
            CO-INVESTMENT.  PLEASE CLARIFY THROUGHOUT THAT THERE IS NO
            LIMITATION ON YOUR ABILITY TO RAISE FUNDS PRIVATELY OR THROUGH
            LOANS THAT WOULD ALLOW YOU TO ACQUIRE A COMPANY IN CONSIDERATION
            GREATER THAN 80% OF THE BALANCE IN THE TRUST ACCOUNT PLUS THE
            PROCEEDS OF THE CO-INVESTMENT.  DISCLOSE AS WELL WHETHER ANY SUCH
            FINANCING ARRANGEMENTS HAVE BEEN ENTERED INTO OR CONTEMPLATED
            WITH ANY THIRD PARTIES TO RAISE SUCH ADDITIONAL FUNDS THROUGH THE
            SALE OF SECURITIES OR OTHERWISE.

            The Company has made the requested revisions under "The
            Offering--Conditions to consummating our initial business
            combination" on pages 16-19 and "Proposed Business--Effecting a business combination--Fair market value of target business or businesses and determination of offering amount" on pages 75-76 of
            Amendment No. 1. In addition, a risk factor "We will not be required to obtain an opinion from an investment banking firm as to the fair market value of a proposed business combination if our board of directors independently determines that the target business has sufficient fair market value" on pages 39-40 has also been added, which, among other things, discusses that there is no limitation on the Company's ability to raise funds privately or through loans that would allow the Company to acquire a company in consideration greater than 80% of the balance in the trust account plus the proceeds of the co-investment.

      6.    WE NOTE THAT EACH OF THE OFFICERS/DIRECTORS OF THE COMPANY
            DISCLOSES A SIGNIFICANT LEVEL OF EXPERIENCE WITH AND EXISTING AND
            ONGOING INVOLVEMENT IN PRIVATE EQUITY AND INVESTMENT COMPANIES.
            WE ALSO NOTE THAT YOU HAVE NOT EXCLUDED ALL ENTITIES THAT STEEL
            PARTNERS GROUP OR YOUR OFFICERS AND DIRECTORS ARE AFFILIATED WITH
            AS POTENTIAL TARGETS.  IN LIGHT OF THE ONGOING NATURE OF THE
            INVOLVEMENT OF THE OFFICERS/DIRECTORS WITH THESE FIRMS, PLEASE
            PROVIDE THE FOLLOWING DISCLOSURE: (I) FOR EACH OF THE
            OFFICERS/DIRECTORS OF THE COMPANY, PROVIDE A LISTING OF EACH
            ENTITY WITH WHICH A CONFLICT OF INTEREST MAY OR DOES EXIST WITH
            THE COMPANY; (II) INDICATE FOR EACH SUCH ENTITY THE PRIORITY AND
            PREFERENCE SUCH ENTITY HAS RELATIVE TO THE COMPANY WITH RESPECT
            TO THE PERFORMANCE OF OBLIGATIONS AND THE PRESENTATION OF
            BUSINESS OPPORTUNITIES; (III) IN LIGHT OF THE FACT THAT EACH
            OFFICER/DIRECTOR IS LOOKING AT THE SAME COMPANIES WITH RESPECT TO
            BOTH THE COMPANY AND THOSE OTHER ENTITIES IN WHICH EACH SUCH
            INDIVIDUAL IS INVOLVED, IT WOULD APPEAR THAT ALL CONTACTS AND
            DISCUSSIONS CURRENTLY BEING CONDUCTED BY EACH SUCH INDIVIDUAL ARE
            RELEVANT TO THE COMPANY AND ITS BUSINESS OPERATIONS (INCLUDING

June 27, 2007

            POTENTIAL ACQUISITION TARGETS) AND SHOULD BE FULLY DISCLOSED AND
            DISCUSSED IN THE PROSPECTUS; AND (IV) TO THE EXTENT THAT ANY OF
            THE OFFICERS/DIRECTORS HAVE ESTABLISHED CRITERIA BY WHICH THEY
            ARE EVALUATING ANY CONTACTS OR DISCUSSIONS INSOFAR AS THE RELATE
            TO THE COMPANY, DISCLOSE SUCH CRITERIA AND DISCUSS HOW THEY ARE
            APPLIED.

            The Registration Statement now includes language under "Prospectus
            Summary," "The Offering--Conditions to consummating our initial business combination," Risk Factors--Under Delaware law, a court could invalidate the requirement that certain provisions of our amended and restated certificate of incorporation be amended only by unanimous consent of our stockholders; amendment of those provisions could reduce or eliminate the protections they afford to our stockholders" on pages 32-22 and "Proposed Business--Effecting a
            Business Combination--We have not identified a target business" on pages 72-73 that the Company will not enter into a business combination with any entity in which any of its officers, directors or Steel Partners Group or its affiliates has a financial interest.
            The Registration Statement also includes language under "Risk
            Factors--We may not be able to consummate our initial business combination within the required time frame, in which case we would be forced to dissolve and liquidate" on page 30 and "Proposed
            Business--Effecting a Business Combination--We have not identified a target business" on pages 72-73 that the Company's management has not and will not respond to any inquiries with respect to companies that are potentially for sale and that the Company will not use material-nonpublic information relating to specific target businesses that were known by Steel Partners Group professionals or any other affiliates prior to the completion of the initial public offering. We believe these additional disclosures address the concerns raised by the staff in comment 6.

      7.    WE NOTE THAT THE FOUNDING SHAREHOLDER HAS AGREED TO INDEMNIFY THE
            TRUST AGAINST CLAIMS OF VARIOUS VENDORS.  STATE WHETHER ANY
            POTENTIAL CLAIMS WOULD NOT BE COVERED BY THE INDEMNIFICATION.
            CLARIFY WHETHER THE OFFICERS AND DIRECTORS OF SP ACQUISITION
            WOULD BE OBLIGATED TO BRING A CLAIM AGAINST THE FOUNDING
            SHAREHOLDER TO ENFORCE SUCH INDEMNIFICATION.  CLARIFY WHETHER THE
            BOARD HAS ANY FIDUCIARY OBLIGATION TO BRING SUCH A CLAIM.  IF
            NOT, PLEASE EXPLAIN.

            The Company has made the requested revisions under "The
            Offering--Dissolution and liquidation if no business combination" on page 24, "Risk Factors--If third parties bring claims against us, or if we go bankrupt, the proceeds held in trust could be reduced and the per share liquidation price received by you will be less than approximately $9.73 per share (or approximately $9.73 per share if the over-allotment option is exercised in full" on pages 33-34 and
            "Proposed Business--Effecting a business combination--Liquidation if no business combination" on page 83 of Amendment No. 1.

      8.    PLEASE EXPLAIN THE PURPOSE OF THE SALE OF 681,818 FOUNDER'S UNITS
            FROM SP ACQ LLC TO STEEL PARTNERS II, L.P.

June 27, 2007

            The Company has made the requested revisions under "The
            Offering--Founder's Units" on page 8 of Amendment No. 1.

      9.    PLEASE PROVIDE THE LEGAL BASIS AND ANALYSIS THROUGH WHICH SHARES OF
            THE FOUNDER'S SECURITIES MAY BE TRANSFERRED TO THIRD PARTIES PRIOR
            TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT.

            We believe sales to permitted transferees are allowed pursuant to the so called "Section 4(1 1/2) Exemption" of the Securities Act of
            1933, as amended (the "Securities Act"). We believe the Section 4(1
            1/2) Exemption applies because shares will be sold to a limited number of people all of whom are accredited investors as defined in the Securities Act. In addition, the following precautions will be taken:

            (1) The Company will have a legend placed on the securities alerting the buyer to the restricted character of the securities, which will make clear that the securities being sold are restricted securities within the meaning of Rule 144(a)(3) and may not be resold publicly under Rule 144 until the buyer meets the holding period requirement of Rule 144(d).

            (2) The Company will issue a "stop transfer order" to the transfer agent for the securities.

            (3) The Founding Stockholder will inquire into the identity of each buyer, who purports to take the securities for investment, and into that person's financial condition in order to determine whether it is likely that the person will be able to hold the securities for investment and not resell prematurely.

            (4) The Founding Stockholder will secure a written representation by each buyer that clearly indicates the buyer's awareness of the restrictive character of the securities being purchased and the need for the buyer to hold them for investment.

            Disclosure has been added under "The Offering--Transfer
            Restrictions" on pages 12-13 and "Principal Stockholders--Transfer
            Restrictions" on page 102 of Amendment No. 1.

      10.   THE PROSPECTUS IN GENERAL CONTAINS SEVERAL INSTANCES OF DISCLOSURE
            WHICH ARE NOT REQUIRED DISCLOSURE AND IN SEVERAL INSTANCES
            CONSTITUTE SALES MATERIAL. SUCH LANGUAGE SHOULD BE AVOIDED IN THE
            PROSPECTUS AND SHOULD THEREFORE BE REMOVED. PLEASE REVISE.

            The Company has made the requested revisions under "Prospectus
            Summary" on pages 1-4 and "Proposed Business" on pages 66-92 of
            Amendment No. 1.

June 27, 2007

PROSPECTUS SUMMARY, PAGE 3

      11.   PLEASE REVISE TO EXPLAIN THE PURPOSE OF THE CO-INVESTMENT UNITS.
            SPECIFICALLY ADDRESS THE TIMING OF THE SALE OF THE CO-INVESTMENT
            UNITS THAT WILL OCCUR IMMEDIATELY PRIOR TO THE CONSUMMATION OF A
            BUSINESS COMBINATION. SPECIFICALLY ADDRESS WHEN THE TRANSACTION WILL
            OCCUR IN CONNECTION WITH THE SIGNING THE BUSINESS COMBINATION
            AGREEMENT AND THE PROXY TO APPROVE THE BUSINESS COMBINATION
            AGREEMENT.

            The Company has made the requested revisions under "The
            Offering--Co-investment units purchased through private placement"
            on page 11 of Amendment No. 1.

THE OFFERING, PAGE 6

      12.   PLEASE DISCLOSE HERE, AND ELSEWHERE AS APPROPRIATE, WHETHER THE
            REDEMPTION OF THE WARRANTS BY THE COMPANY WOULD INCLUDE THE
            WARRANTS HELD BY THE UNDERWRITERS AS A RESULT OF THE EXERCISE OF
            THE UNDERWRITER'S OPTION.  ALTERNATIVELY, IF SUCH WARRANTS ARE
            NOT INCLUDED, DISCUSS THE REASONS WHY SUCH WARRANTS ARE NOT
            INCLUDED.  IN ADDITION, DISCUSS WHETHER THE UNDERWRITER HAS THE
            RIGHT TO CONSENT BEFORE THE COMPANY CAN EXERCISE THEIR REDEMPTION
            RIGHT AND IF SO, DISCUSS IN THE APPROPRIATE SECTION THE CONFLICTS
            OF INTEREST THAT RESULT FROM SUCH RIGHT.

            The staff is advised that the underwriters will not receive any additional warrants. Accordingly, we do not believe there are any additional disclosures required for this comment.

      13.   PLEASE CLARIFY WHETHER THERE IS ANY LIMIT ON THE AMOUNT OF EXPENSES
            INCIDENT TO THE OFFERING AND IDENTIFYING, INVESTIGATING AND
            CONSUMMATING THE BUSINESS COMBINATION THAT MAY BE REIMBURSED.

            The Company has made the requested revisions under "The
            Offering--Limited payments to insiders" on pages 14-15 of Amendment
            No. 1.

      14.   PLEASE REVISE TO CLARIFY WHETHER THE CO-INVESTMENT COMMON STOCK WILL
            BE VOTED IN CONNECTION WITH THE VOTE REQUIRED TO APPROVE THE INITIAL
            BUSINESS COMBINATION.

            The Company has made the requested revisions under "The
            Offering--Co-investment units purchased through private placement"
            on page 11 of Amendment No. 1.

TRANSFER RESTRICTIONS, PAGE 12

      15.   WE NOTE ON PAGE 12 THE DESIGNATED LIST OF "PERMITTED TRANSFEREES"
            WHO MAY ACQUIRE FOUNDER SHARES. PROVIDE THE LEGAL BASIS AND ANALYSIS
            BY WHICH SUCH TRANSFERS CAN TAKE PLACE CONSISTENT WITH FEDERAL AND
            STATE SECURITIES LAWS.

            Please see our response to Comment 9.

June 27, 2007

LIMITED PAYMENT TO INSIDERS, PAGE 15

      16.   YOU DISCLOSE THAT YOU WILL NOT PAY ANY FEE OR OTHER CASH PAYMENT TO
            YOUR INSIDERS. PLEASE REVISE TO CLARIFY WHETHER THIS STATEMENT IS
            DESIGNED TO ENCOMPASS ALL FORMS OF COMPENSATION -- SUCH AS STOCK,
            OPTIONS, ETC.

            The Company has made the requested revisions under "The
            Offering--Limited payments to insiders" on page 14-15 and "Certain
            Transactions" on page 103 of Amendment No. 1

CONVERSION RIGHTS FOR STOCKHOLDERS VOTING TO REJECT OUR INITIAL BUSINESS
COMBINATION, PAGE 18

      17.   PLEASE PROVIDE CLEAR DISCLOSURE THROUGHOUT THE REGISTRATION
            STATEMENT REGARDING THE STEPS STOCKHOLDERS MUST TAKE TO CONVERT
            THEIR SHARES AND THE TIMING REQUIRED FOR CONVERSION. CLARIFY WHETHER
            YOU WILL REQUIRE SHAREHOLDERS TO TENDER THEIR SHARES BEFORE THE
            SHAREHOLDERS MEETING HELD TO CONSIDER AN ACQUISITION.

            The Company has made the requested revisions under "The
            Offering--Conversion rights for stockholders voting to reject our initial business combination" on page 20, and "Proposed
            Business--Effecting a business combination--Conversion rights" on pages 79-80 of Amendment No. 1.

STEEL PARTNERS, L.L.C. AND MR. LICHTENSTEIN AND OUR OTHER DIRECTORS AND
EXECUTIVE  OFFICERS HAVE ENTERED INTO NON-COMPETE AGREEMENTS WITH US, PAGE 22

      18.   PLEASE DISCLOSE IN AN APPROPRIATE PLACE IN THE REGISTRATION
            STATEMENT WHETHER YOUR DIRECTORS AND OFFICERS HAVE BEEN AFFILIATED
            WITH ANY BLANK CHECK COMPANIES.

            The Company has made the requested revisions under "The
            Offering--Steel Partners, L.L.C. and Mr. Lichtenstein and our other directors and executive officers have entered into non-compete agreements with us" on page 24 of Amendment No. 1.

SUMMARY FINANCIAL DATA, PAGE 24

      19.   IT APPEARS TO US THAT THE VALUE OF COMMON STOCK WHICH MAY BE
            CONVERTED TO CASH REPORTED UNDER THE "ACTUAL" COLUMN SHOULD BE $ 0.
            PLEASE REVISE OR ADVISE.

            The Company has made the requested revisions under "Summary
            Financial Data" on page 27 of Amendment No. 1.

June 27, 2007

RISK FACTORS, PAGE 26

      20.   IN THE SECOND RISK FACTOR ON PAGE 27, ADD DISCLOSURE CONTRASTING THE
            TREATMENT OF THE WARRANTS HELD BY THE PUBLIC STOCKHOLDERS WITH THAT
            OF THE WARRANTS HELD BY THE INITIAL STOCKHOLDERS.

            The Company has made the requested revisions under "Risk Factors--An effective registration statement must be in place in order for a warrant holder to be able to exercise the warrants" on page 31 of
            Amendment No. 1.

      21.   PLEASE REVISE THE THIRD RISK FACTOR ON PAGE 27 TO IDENTIFY THE
            "CERTAIN STATES" IN WHICH OFFERS AND SALES TO RETAIL INVESTORS MAY
            BE MADE, AND CLARIFY THE STATUS AND IMPLICATIONS OF OFFERS AND SALES
            MADE IN ANY OTHER STATE.

            The Company has made the requested revisions under "Risk Factors--An investor will only be able to exercise a warrant if the issuance of common stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants" on page 31 of Amendment No. 1.

DILUTION, PAGE 52

      22.   WE NOTE THAT YOUR DILUTION PRESENTATION ASSIGNS NO VALUE TO THE
            WARRANTS THAT YOU HAVE, OR WILL HAVE, OUTSTANDING FOLLOWING THE
            OFFERING. PLEASE CLARIFY TO THE INVESTOR THAT THEIR ACTUAL DILUTION
            MAY BE HIGHER AS A RESULT OF THE EXERCISE OF THESE WARRANTS,
            PARTICULARLY IF A CASHLESS EXERCISE IS UTILIZED.

            The Company has made the requested revisions under "Dilution" on page 57 of Amendment No. 1 but respectfully notes that cashless exercise may not be utilized with respect to the warrants.

PROPOSED BUSINESS, PAGE 60

STEEL PARTNERS GROUP, PAGE 62

      23.   WE NOTE THE DISCUSSION CONCERNING STEEL PARTNERS GROUP AND ITS
            AFFILIATED ENTITIES ON PAGE 62. PLEASE REVISE THIS DISCUSSION TO
            DISCLOSE THE RELATIONSHIPS AND AFFILIATIONS AND THE RELEVANCE OF
            EACH SUCH ENTITY TO THE ISSUER AND THE TRANSACTION IN QUESTION. TO
            THE EXTENT THAT THERE IS NO RELEVANCE, THE DISCUSSION OF THE ENTITY
            SHOULD BE REMOVED FROM THE PROSPECTUS.

            We have deleted most of the discussion concerning Steel Partners
            Group and its affiliated entities under "Proposed Business--Steel
            Partners Group."

June 27, 2007

STEEL PARTNERS GROUP SENIOR MANAGEMENT, PAGE 65

      24.   PLEASE DISCLOSE THE TERMS OF ANY AGREEMENT OR THE NATURE OF THE
            UNDERSTANDING BETWEEN YOU AND STEEL PARTNERS GROUP REGARDING THE USE
            OF STEEL PARTNERS GROUP EMPLOYEES, INCLUDING WHETHER THERE WILL BE
            ANY COST TO YOU. PLEASE INDICATE WHETHER THE STEEL PARTNERS GROUP
            EMPLOYEES WILL DEVOTE A SPECIFIC AMOUNT OF TIME TO EFFORTS ON YOUR
            BEHALF.

            The Company has made the requested revisions under "Proposed
            Business--Steel Partners Group Senior Management" on page 70 of
            Amendment No. 1.

EFFECTING A BUSINESS COMBINATION, PAGE 67

FAIR MARKET VALUE OF TARGET BUSINESS OR BUSINESSES AND DETERMINATION OF
OFFERING AMOUNT, PAGE 70

      25.   IT MAY BE HELPFUL TO INCLUDE A RISK FACTOR THAT THE COMPANY WILL NOT
            BE REQUIRED TO OBTAIN AN OPINION FROM AN UNAFFILIATED, INDEPENDENT
            INVESTMENT BANKING FIRM AS TO THE FAIR MARKET VALUE OF THE TARGET
            BUSINESS IF THE BOARD INDEPENDENTLY DETERMINES THAT THE TARGET
            BUSINESS MEETS THE 80% REQUIREMENT.

            The Company has included an additional risk factor "We will not be required to obtain an opinion from an investment banking firm as to the fair market value of a proposed business combination if our board of directors independently determines that the target business has sufficient fair market value" on page 39 of Amendment No. 1.

      26.   ON PAGE 72, YOU STATE "IF OUR BOARD OF DIRECTORS HAS INFORMED
            STOCKHOLDERS THAT IT BELIEVES THAT A TARGET BUSINESS MEETS THE
            80% THRESHOLD CRITERION, THE BOARD WILL NOT BE OTHERWISE REQUIRED
            TO PROVIDE STOCKHOLDERS WITH VALUATIONS AND ANALYSES OR QUANTIFY
            THE VALUE OF ANY TARGET."  IN A PROXY STATEMENT SEEKING TO OBTAIN
            STOCKHOLDER APPROVAL OF AN ACQUISITION, A COMPANY WILL TYPICALLY
            PROVIDE THE ANALYSES IT BOARD OF DIRECTORS USED IN DETERMINING
            THE VALUE OF THE ACQUISITION.  PLEASE PROVIDE THE BASIS FOR
            EXCLUDING THIS INFORMATION.

            "Proposed Business--Effecting a Business Combination--Fair market value of target business or businesses and determination of offering amount" has been revised to delete the word "analysis."

OPPORTUNITY FOR STOCKHOLDER APPROVAL OF BUSINESS COMBINATION, PAGE 73

      27.   ON PAGE 73, YOU STATE "[I]N CONNECTION WITH THE STOCKHOLDER VOTE
            REQUIRED TO APPROVE OUR INITIAL BUSINESS COMBINATION, OUR
            FOUNDING STOCKHOLDER AND STEEL PARTNERS II, L.P. HAVE AGREED TO
            VOTE THE FOUNDER'S SHARES IN ACCORDANCE WITH THE MAJORITY OF THE
            SHARES OF COMMON STOCK VOTED BY THE PUBLIC STOCKHOLDERS."  PLEASE
            EXPAND UPON THIS STATEMENT.  EXPLAIN WHETHER IT MEANS THE
            EXISTING STOCKHOLDERS WILL VOTE THEIR SHARES IN THE SAME

June 27, 2007

            PROPORTION AS THE VOTE BY THE PUBLIC STOCKHOLDERS; OR THAT THE
            EXISTING SHAREHOLDERS WILL VOTE THE ENTIRETY OF THEIR SHARES
            EITHER FOR OR AGAINST A BUSINESS COMBINATION, AS DETERMINED BY
            THE TOTALITY OF THE PUBLIC SHAREHOLDER VOTE; OR WHETHER IT MEANS
            SOMETHING ELSE.

            The Company has made the requested revisions under "Proposed
            Business--Effecting a Business Combination--Opportunity for
            Stockholder Approval of Business Combination" on page 78 of
            Amendment No. 1 as well as the conforming disclosure throughout the
            Registration Statement.

MANAGEMENT, PAGE 85

      28.   THE BIOGRAPHIES OF MANAGEMENT AND KEY EMPLOYEES SHOULD BE REVISED TO
            BE CONSISTENT WITH ITEM 402 OF REGULATION S-K.

            The Company believes that the reference to Item 402 of Regulation
            S-K above was meant to be a reference to Item 401. Furthermore, the
            Company believes that the biographies of management and key employees are in compliance with the Item 4.01.

      29.   TO THE EXTENT POSSIBLE, PLEASE IDENTIFY THE DIRECTORS UNDER DIRECTOR
            INDEPENDENCE AND BOARD COMMITTEES.

            The Company has made the requested revisions under
            "Management--Director Independence" and "Board Committees" on page
            95 of Amendment No. 1.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES, PAGE 109

      30. PLEASE TELL US WHETHER YOU RECEIVED A TAX OPINION.

            The staff is advised that the Company has not received a tax opinion.

UNDERWRITING, PAGE 114

      31.   WE NOTE THE CONTINGENT NATURE OF PART OF THE UNDERWRITERS'
            COMPENSATION.  IN LIGHT OF REGULATION M, PLEASE INCLUDE
            DISCLOSURE IN THE REGISTRATION STATEMENT REGARDING WHEN THE
            DISTRIBUTION ENDS.  THIS DISCLOSURE MAY RELATE TO WHEN ALL OF THE
            SHARES HAVE BEEN SOLD, THERE ARE NO MORE SELLING EFFORTS, THERE
            IS NO MORE STABILIZATION OR THE OVERALLOTMENT HAS BEEN
            EXERCISED.  NOTE THAT DISCLOSURE MERELY STATING THAT THE
            DISTRIBUTION ENDS AT THE CLOSING OF THE IPO IS INSUFFICIENT.

            We respectfully submit that the deferral of payment of a portion of the underwriters' compensation until completion of the initial business combination has no effect on the analysis of when the distribution is complete for purposes of Regulation M. The analysis of when the distribution is complete in this offering is no different than any other initial public offering and, as a result, we respectfully submit that the requested disclosure is unnecessary and would be very unusual.

June 27, 2007

FINANCIAL STATEMENTS

GENERAL

      32.   PLEASE PROVIDE A CURRENTLY DATED CONSENT IN ANY AMENDMENT AND
            CONSIDER THE UPDATING REQUIREMENTS OF RULE 3-12 OF REGULATION S-X.

            A currently dated consent has been provided and the Company has and will comply with the updating requirements of Rule 3-12 of
            Regulation S-X.

NOTES TO FINANCIAL STATEMENTS

GENERAL

      33.   PLEASE REVISE TO DISCLOSE THE IMPACT THAT RECENTLY ISSUED ACCOUNTING
            STANDARDS WILL HAVE ON YOUR FINANCIAL STATEMENTS WHEN ADOPTED IN A
            FUTURE PERIOD IN ACCORDANCE WITH SAB TOPIC 11M.

            A new section entitled "Recent Accounting Pronouncements" has been added to Note B of the Company's financial statements as well as in
            "Management's Discussion and Analysis of Financial Condition and
            Results of Operations."

NOTE C - PROPOSED OFFERING, F-9

      34.   PLEASE REVISE TO DISCLOSE YOUR COMMITMENT TO PAY FEES OF 7% OF THE
            GROSS OFFERING PROCEEDS WITHOUT THE OVER-ALLOTMENT OPTION TO YOUR
            UNDERWRITERS AT THE CLOSING OF THE OFFERING AS DISCLOSED ON PAGE 46.

            As the Underwriting Agreement has not been signed at this time, the
            Company is unable to include such disclosure in the financial statements. The Company will make the requested disclosure in the final prospectus once a definitive Underwriting Agreement has been signed.

PART II

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      35.   WE NOTE THAT THERE A NUMBER OF EXHIBITS ARE TO BE FILED BY
            AMENDMENT. PLEASE FILE THESE EXHIBITS AS SOON AS PRACTICABLE TO
            AFFORD THE STAFF SUFFICIENT TIME FOR REVIEW.

            The Company has filed most of the Exhibits either in the initial filing or in Amendment No. 1. The balance of the exhibits will be filed promptly.

June 27, 2007

EXHIBIT 5.1

      36.   PLEASE FILE A COPY OF THE EXECUTED LEGALITY OPINION AS AN EXHIBIT
            WITH YOUR NEXT AMENDMENT OF THE REGISTRATION STATEMENT.

            A copy of the executed legality opinion has been filed with
            Amendment No. 1.

ITEM 17.  UNDERTAKINGS

      37.   PLEASE PROVIDE ALL OF THE UNDERTAKINGS REQUIRED BY ITEM 512 OF
            REGULATION S-K OR ADVISE.

            The Company has made the requested revisions under "Item 17:
            Undertakings."

      OTHER

      Attached as Exhibit A hereto is a form of the letter from the Company containing the acknowledgments requested at the conclusion of the Commission
Letter which will be provided to the Commission at the time acceleration is requested.

                                   *******

      We believe that Amendment No. 1 fully complies with all of the Staff's
comments.    After the Staff has reviewed Amendment No. 1, we would
appreciate the Staff's advice as to whether there are any additional comments.

      Please direct any questions or comments concerning Amendment No. 1 or this response to the undersigned at 212-451-2252 or Steve Wolosky at 212-451-2333.

                                    Sincerely,

                                    /s/ Kenneth A. Schlesinger
                                    Kenneth A. Schlesinger

                                                                       Exhibit A

                          SP ACQUISITION HOLDINGS, INC.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022

                                                                  _____ __, 2007

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  Assistant Director John Reynolds

RE:   SP ACQUISITION HOLDINGS, INC.
      AMENDMENT NO. __ TO REGISTRATION STATEMENT ON FORM S-1
      FILED _____ __, 2007
      FILE NO. 333-142696

Dear Mr. Reynolds:

      We acknowledge receipt of the comment letter of the Securities and
Exchange Commission dated _____ __, 2007 (the "COMMISSION LETTER") with regard to the above-referenced filing.  SP Acquisition Holdings, Inc. (the
"Company") acknowledges that:

      o     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
            Commission from taking any action with respect to the filing;

      o     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o     the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the
            Commission or any person under the federal securities laws of the
            United States.

                                         SP ACQUISITION HOLDINGS, INC.

                                         By:
                                             ---------------------------------
                                         Name:  Warren G. Lichtenstein
                                         Title: Chairman of the Board of
                                                Directors, President and
                                                Chief Executive Officer